Exhibit 99.1

December 19, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ACQUIRE CORICANCHA POLYMETALLIC MINE IN PERU

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther” or the “Company”) announces that it has entered into an agreement with subsidiaries of Nyrstar N.V. (“Nyrstar”) to acquire the Coricancha gold-silver-lead-zinc-copper mine and mill complex (the “CMC”). The CMC is located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima.

The acquisition will be structured as a share purchase whereby the Company’s wholly owned Peruvian subsidiary (“GP Peru”) will acquire all of the shares of Nyrstar Coricancha S.A. (“Coricancha”) from subsidiaries of Nyrstar. Coricancha is the owner of a 100% interest in the CMC. Closing is subject to customary closing conditions and is expected to take place in the first quarter of 2017.

“We are very excited about the prospects for the Coricancha Mine,” stated Robert Archer, President & CEO. “We have built Great Panther by acquiring past producing mines in Mexico and successfully bringing them back into production. We now hope to replicate this success in Peru, starting with the CMC. The work we completed in 2015 and 2016 during the option term demonstrated substantial upside and we believe that we have the expertise and discipline to capitalize on that. The project has the potential for annual production of approximately 3 million silver equivalent ounces, which would be a significant contribution to our growth. Importantly, with more than US$54 million in cash, the Company is fully financed to bring the mine back into production.”

The CMC is a fully permitted polymetallic mine that includes an operational 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. The CMC has been on care and maintenance since August 2013 when it was closed due to falling commodity prices. The CMC property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

The execution of the agreement follows on the option agreement entered into between Great Panther and Nyrstar in May 2015. Great Panther undertook significant exploration and evaluation work on the CMC in 2015 and 2016 that led to continued negotiations with Nyrstar following the termination of the option agreement.

Under the terms of the purchase agreement, Great Panther will acquire Coricancha from Nyrstar for a purchase price comprising (i) US$0.1 million to be paid on closing, (ii) an amount equal to cash on hand in Coricancha at completion, and (iii) earn-out consideration of up to US$10.0 million. Under the earn-out, Nyrstar will be paid 15% of the free cash-flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash-flow positive from closing.

Great Panther is continuing with its engineering and technical evaluation for the reactivation of the CMC, with the objective of further refining the costs and timing for start-up. At this time, it is expected that it will take approximately 12 to 18 months to bring the mine back into production, based on the engineering studies completed to date, and that the costs to reactivate the mine will be in the order of US$25 million. However, these estimates are subject to further review and refinement of the start-up plans. The Company expects to announce further details closer to closing, and to commence the program to restart the mine shortly thereafter, including underground drilling, surface drilling (once permits are obtained), mine development, plant upgrades and other start-up evaluations and undertakings. In addition, an ongoing compilation of underground sampling data will be combined with the data obtained from the Company’s 2015 - 2016 drilling programs, during the option phase, to update the resource base.

Nyrstar has agreed to be responsible for certain reclamation work and outstanding fines related to legacy tailings facilities at the CMC that Coricancha will undertake following closing, subject to agreed maximum amounts. In addition, Nyrstar will maintain the existing CMC mine closure bond for 3 years.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding: the ability of the Company to complete the acquisition of Coricancha, the timing and cost to the Company of reactivating the CMC, anticipated processing and production rates that may be achieved at the CMC upon reactivation, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the CMC resource base, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:      1 888 355 1766

Tel:            +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com